Exhibit 99.2

URANIUM ROYALTY CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JULY 31, 2021

(Expressed in Canadian Dollars unless otherwise stated)

September 13, 2021

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three months ended July 31, 2021

General

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Uranium Royalty Corp., for the three months ended July 31, 2021, should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the notes thereto for the three months ended July 31, 2021, and its Annual Information Form for the year ended April 30, 2021 (the “AIF”) and audited consolidated financial statements and notes thereto for the year ended April 30, 2021, copies of which are available under the Company’s profile on SEDAR at www.sedar.com.

The Company’s condensed interim consolidated financial statements for the three months ended July 31, 2021 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Unless otherwise stated, all information contained in this MD&A is as of September 13, 2021.

Unless otherwise stated, references herein to “$” or “dollars” are to Canadian dollars, references to “US$” are to United States dollars and references to “A$” are to Australian dollars. References in this MD&A to the “Company” and “URC” mean Uranium Royalty Corp., together with its subsidiary, unless the context otherwise requires.

References herein to “U3O8” are to triuranium octoxide, a compound of uranium that is converted to uranium hexafluroide for the purpose of uranium enrichment.

Forward-looking Statements

Certain statements contained in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable securities laws in the United States (collectively, “Forward-Looking Statements”). These statements relate to the expectations of management about future events, results of operations and the Company’s future performance (both operational and financial) and business prospects. All statements other than statements of historical fact are Forward-Looking Statements. The use of any of the words “anticipate”, “plan”, “contemplate”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “target”, “aim”, “pursue”, “potential”, “objective” and “capable” and the negative of these terms or other similar expressions are generally indicative of Forward-Looking Statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such Forward-Looking Statements. No assurance can be given that these expectations will prove to be correct and such Forward-Looking Statements should not be unduly relied on. These statements speak only as of the date of this MD&A. In addition, this MD&A may contain Forward-Looking Statements attributed to third-party industry sources. Without limitation, this MD&A contains Forward-Looking Statements pertaining to the following:

●	future events or future performance;
●	the potential benefits of recent acquisitions;
●	the impact of general business and economic conditions;
●	expectations regarding uranium prices and the impacts of U.S. and other governmental policies on uranium demand;
●	expectations regarding supply and demand for uranium;
●	the impacts of the novel coronavirus (“COVID-19”) on the business of the Company and the operators of the projects underlying its projects the ongoing operation of the properties in which the Company holds or may hold uranium interests;
●	future debt levels, financial capacity, liquidity and capital resources;
●	anticipated future sources of funds to meet working capital requirements;
●	future capital expenditures and contractual commitments;
●	expectations respecting future financial results;
●	expectations with respect to the Company’s financial position; and
●	expectations regarding the Company’s business plans, strategies, growth and results of operations.

With respect to Forward-Looking Statements contained in this MD&A, assumptions have been made regarding, among other things, the following: market prices of uranium; global economic and financial conditions; demand for uranium; uranium supply; industry conditions; future operations and developments on the properties in which the Company holds or may hold interests; and the accuracy of public statements and disclosure, including future plans and expectations, made by the owners or operators of the properties underlying the Company’s interests.

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Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three months ended July 31, 2021

Actual results could differ materially from those anticipated in these Forward-Looking Statements as a result of the following risk factors:

●	any inability to realize on the benefits of recent acquisitions;
●	dependence on third-party operators;
●	the Company has limited or no access to data or the operations underlying its interests;
●	risks faced by owners and operators of the properties underlying the Company’s interests;
●	the Company is dependent on future payments from owners and operators of its royalty and other interests;
●	volatility in market prices and demand for uranium and the market price of the Company’s other investments;
●	risks related to epidemics, pandemics and other health crises including COVID-19;
●	fluctuations in the market prices of the Company’s investments;
●	commodities price risks;
●	risks associated with future acquisitions;
●	effects of competition and pricing pressures;
●	changes in general economic, financial, market and business conditions in the industries in which uranium is used;
●	the impact of COVID-19 on the Company and global markets;
●	risks related to interest rate fluctuations and foreign exchange rate fluctuations;
●	alternatives to and changing demand for uranium;
●	the absence of any public market for uranium;
●	changes in the technologies pertaining to the use of uranium;
●	potential conflicts of interests;
●	actual results differing materially from management estimates and assumptions;
●	fluctuations in the value of the Canadian dollar;
●	changes in legislation, including permitting and licensing regimes and taxation policies;
●	risks relating to buy-back and similar rights held by the operators of the Company’s interests;
●	royalties, streams and similar interests may not be honoured by operators of a project;

●	any inability of the Company to obtain necessary financing when required on acceptable terms or at all;
●	risks related to the competitive nature of the royalty and streaming business;
●	regulations and political or economic developments in any of the jurisdictions where properties in which the Company holds or may hold royalties, streams or similar interests are located;
●	influence of macroeconomic developments;
●	reduced access to debt and equity capital;
●	any inability of the Company to execute its growth strategy;
●	any inability to attract and retain key employees;
●	litigation;
●	title, permit or licensing disputes related to any of the properties in which the Company holds or may hold royalties, streams or similar interests;
●	excessive cost escalation, as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which the Company holds or may hold royalties, streams or similar interests;
●	rate and timing of production differences from resource and reserve estimates;
●	risks associated with First Nations land claims;
●	risks and hazards associated with the business of development and mining on any of the properties in which the Company holds or may hold royalties, streams or similar interests, including, but not limited to, unusual or unexpected geological and metallurgical conditions, slope failures or cave ins, flooding and other natural disasters;
●	the other risks described under “Risk Factors” in the Company’s AIF and other filings with the Canadian Regulatory Authorities, copies of which are available under its profile at www.sedar.com.

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Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three months ended July 31, 2021

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in Forward-Looking Statements. Forward-Looking Statements are based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update Forward-Looking Statements if these beliefs, estimates and opinions or other circumstances should change, other than as required by applicable laws.

This list of factors should not be construed as exhaustive.

Third Party Market and Technical Information

This MD&A includes market information, industry data and forecasts obtained from independent industry publications, market research and analyst reports, surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Accordingly, the accuracy and completeness of this data is not guaranteed. Actual outcomes may vary materially from those forecast in such reports, surveys or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. The Company has not independently verified any of the data from third party sources referred to herein nor ascertained the underlying assumptions relied on by such sources.

Except where otherwise stated, the disclosure herein relating to properties underlying the Company’s royalty and other interests is based primarily on information publicly disclosed by the owners or operators of such properties, as is customary for royalty portfolio companies of this nature. Specifically, as a royalty holder, the Company has limited, if any, access to the properties subject to its interests. The Company generally relies on publicly available information regarding these properties and related operations and generally has no ability to independently verify such information, and there can be no assurance that such third party information is complete and accurate. In addition, such publicly available information may relate to a larger property area than that covered by the Company’s interests. Additionally, the Company has, and may from time to time, receive operating information from the owners and operators of these properties, which it is not permitted to disclose to the public.

Business Overview

URC is a pure-play uranium royalty company focused on gaining exposure to uranium prices by making strategic investments in uranium interests, including royalties, streams, debt and equity investments in uranium companies, as well as through holdings of physical uranium.

The Company’s common shares without par value (the “Common Shares”) are listed on the TSX Venture Exchange (the “TSX-V”) under the symbol “URC” and on the Nasdaq Capital Market (the “NASDAQ”) under the symbol “UROY”. The Company’s common share purchase warrants, each of which is exercisable into one Common Share at an exercise price of $2.00 per share until December 6, 2024 (the “Listed Warrants”), are listed on the TSX-V under the symbol “URC.WT”.

The head office and principal address of the Company is located at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 2Y3, Canada.

Business Strategy

The Company’s long-term strategy is to gain exposure to uranium prices by owning and managing a portfolio of geographically diversified uranium interests, including uranium royalties and streams, debt and equity investments in uranium companies and holding physical uranium from time to time. In executing this strategy, the Company seeks interests that provide it direct exposure to uranium prices, without the direct operating costs and concentrated risks that are associated with the exploration, development and mining of uranium projects.

The Company’s strategy recognizes the inherent cyclicality of valuations based on uranium prices, including the impact of such cyclicality on the availability of capital within the uranium sector and the current low uranium pricing environment. The Company intends to execute on its strategy by leveraging the deep industry knowledge and expertise of its management team and its board of directors to identify and evaluate opportunities in the uranium industry.

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Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three months ended July 31, 2021

In addition to its existing portfolio of royalties, uranium holdings and strategic investment in Yellow Cake plc (“Yellow Cake”), the Company’s primary focus is to identify, evaluate and acquire the following:

●	royalties in uranium projects, pursuant to which the Company would receive payments from operators of uranium mines based on production and/or sales of uranium products;

●	uranium streams, pursuant to which the Company would make an upfront payment to a project owner or operator in exchange for long-term rights to purchase a fixed percentage of future uranium production;

●	off-take or other agreements, pursuant to which the Company would enter into long-term purchase agreements or options to acquire physical uranium products; and

●	direct strategic equity or debt investments in companies engaged in the exploration, development and/or production of uranium.

Such interests may be acquired by the Company directly from the owner or operator of a project or indirectly from third-party holders. The Company may also seek to acquire direct joint venture or other interests in existing uranium projects, where such interests would provide the Company with exposure to a project as a non-operator or where the Company believes there is potential to convert such interests into royalties, streams or similar interests. In evaluating potential transactions, the Company utilizes a disciplined approach to manage its fiscal profile.

In addition, the Company may, from time to time, acquire physical uranium. Such purchases may be made pursuant to its existing option under its strategic relationship with Yellow Cake or by other means, including direct purchases from producers or market purchases. See “Recent Developments”.

Market Overview

The principal end users and the largest purchasers of uranium are utility companies. As there is no regulated or underwritten market for uranium, a substantial percentage of such utilities’ uranium supply is sourced from long-term contracts, with the balance purchased on the spot market. Spot market purchases are defined as purchases for delivery within one year. While long-term contract prices may be obfuscated by privacy agreements or pricing terms, such as ceilings, floors and escalations, the market has some visibility on prices in the uranium spot market where there are other active parties, including traders, financial institutions and producers. Uranium spot and long-term prices are published regularly by certain data sources, including UxC LLC and TradeTech.

During the three months ended July 31, 2021, uranium prices averaged US$31.93 per pound, representing an approximate 3.0% decrease compared to an average of US$32.93 per pound in the corresponding period in 2020. Over a 12-month period ended July 31, 2021, uranium prices averaged US$30.18 per pound, representing an approximate 8.4% increase compared to an average of US$27.83 per pound in the corresponding period in 2020. As at July 31, 2021, uranium price ended at US$32.30 per pound, approximately 0.3% and 12.7% higher than the uranium prices on July 31, 2020 and April 30, 2021, respectively (Source: UxC LLC).

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Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three months ended July 31, 2021

Global Market Developments

Over the past few years, global uranium market fundamentals have improved as the market transitions from a generally inventory-driven to more of a production-driven market. Global nuclear generation and uranium demand have steadily increased at a time in which primary mine production has fallen. This increase puts added pressure on finite inventories and other secondary supplies. The spot price for U3O8 reached a post-Fukushima low of US$17.75 per pound in November 2016 (Source: TradeTech). Since such low, the spot price for U3O8 increased by approximately 139% to US$42.50 on September 10, 2021 (Source: TradeTech). Reductions in production from several global producers and secondary sources are currently expected to create pressure to move the supply and demand balance toward a structural deficit over the coming years. Among other things, the COVID-19 pandemic resulted in about 50% of the world’s uranium production being taken off-line for much of 2020 with effects still being felt in 2021. This has accelerated the market rebalancing process and resulted in a drop of almost 20 million pounds of production from 2019 levels to approximately 123 million pounds in 2020 (Source: UxC LLC Market Outlook Q4 2020). This drop in the supply base resulted in a gap of about 63 million pounds between production and estimated utility demand for U3O8 in 2020. In 2021, the production/consumption gap is currently expected to be about 62 million pounds as uranium demand increases to about 191 million pounds and with production expected near 129 million pounds (Source: UxC LLC Market Outlook Q2 2021). Finite global inventories and secondary supplies are currently filling the gap but are declining over time. Higher priced long-term contracts between utilities and producers that have supported production are continuing to expire. The Company believes that these higher priced long-term contracts are not replaceable with current market prices below production costs for the vast majority of western producers. This is expected to continue the trend of production cuts and deferrals until prices rise sufficiently to sustain long-term mining operations. In addition, some projects are in their final stages of production as their resources become depleted and other long time major producers, such as the Akouta Mine in Niger and the Ranger Mine in Australia, have permanently ceased operations in 2021.

On the demand side of the equation, the global nuclear energy industry continues to grow in a robust manner, with 56 new reactors connected to the grid since the start of 2013 and another 51 reactors under construction as of August 2021. A total of 5 new reactors were connected in 2020 and 3 more have been connected so far in 2021 (Source: International Atomic Energy Association Power Reactor Information System August 2021). While there have also been some reactor retirements, the net growth outlook is currently forecasted at a compound annual growth rate of 2.6% from 2020 through 2027 (Source: Global Nuclear Power Industry September 2020). The global trend towards increased electrification (including electric vehicles) coupled with strong commitments to de-carbonize the energy sector have spurred a greater realization and acceptance of carbon-free, safe, reliable, base-load, nuclear power. Various countries, including the United Kingdom, the United States, Canada, Russia, China and others are also providing regulatory and financial support to deploy a new generation of small modular and advanced reactors as new innovative approaches to tackle energy growth and carbon reduction challenges. Nuclear energy now supplies 10% of the world’s electricity but is responsible for almost one-third of global carbon-free electricity. In the United States, nuclear provides 20% of electricity supply and over 50% of its carbon free energy supplies (more than wind and solar combined) (Source: U.S. Energy Information Administration March 2021). In 2020, nuclear energy surpassed coal as the second largest source of electricity in the United States (Source: U.S. Energy Information Administration March 2021). Further uranium market pressure on the demand side is expected as utilities return to a longer-term contracting cycle to replace expiring contracts. This is something the market has generally not experienced for several years and is expected to result in greater price discovery in the spot, medium and long-term markets (Source: World Nuclear Association March 2021).

American Market Developments

In early October of 2020, the United States Department of Commerce (“DOC”) signed a formal agreement with the Russian State Atomic Energy Corp. Rosatom on an extension to the Agreement Suspending the Antidumping Investigation on Uranium from the Russian Federation (“Antidumping Agreement”) which limited Russian low enriched uranium imports at a level equal to 20% of U.S. uranium requirements. The Antidumping Agreement was set to expire at the end of 2020, however, the DOC asserted in a preliminary determination that the conditions of Russian dumping would likely continue in absence of restrictions. This, and pressure from the U.S. government, provided for the conditions of a negotiated settlement which balances the interests of U.S. utility consumers and the domestic nuclear fuel cycle industry, and extends restrictions through 2040. Pursuant to the Antidumping Agreement, uranium enrichment import levels will be reduced to 17% (down from 20%). However, the new quota caps vary by year and depend on the fuel cycle component. Contained uranium import levels will be further reduced to 7% of U.S. requirements through 2040 (as much as a 75% reduction from the previous levels).

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Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three months ended July 31, 2021

Additionally, a key uranium element of the U.S. Department of Energy (“DOE”) policy document released in April 2020, “Restoring America’s Nuclear Energy Competitive Advantage”, was the establishment of a strategic national uranium reserve sourced from domestic uranium. The DOE called for the uranium reserve to be a 10-year program funded at the level of US$150 million per year. The funding of the uranium reserve received bipartisan support through its inclusion in fiscal 2021 Omnibus Appropriations legislation, however, at a lower US$75million funding for the first year of the program. The DOE has announced that it is currently taking steps to institute the program in conjunction with the National Nuclear Safety Administration, and the U.S. Congress has begun the process of establishing funding of government programs for fiscal 2022. These initiatives are currently expected to provide meaningful steps toward revitalizing the American uranium mining industry. The Biden Administration has expressed a commitment to electric vehicles and carbon-free sources of energy, which plays into nuclear energy’s strengths and nuclear energy has been acknowledged as being a part of the desired strategy going forward in the Democratic Party platform, and affirmed by supportive policy statements by U.S. Energy Secretary Granholm. This bipartisan support for carbon-free nuclear energy bodes well for increased political and policy support going forward.

Speculative, Financial, and Producer Investments in Physical Uranium

The current phenomenon of speculative, non-end-user, investment in physical uranium has begun to have a substantial impact on uranium spot prices as these increased purchasing volumes are coming at a time in which the uranium market was already beginning to rebalance. UxC LLC estimates that between Sprott Physical Uranium Trust (“SPUT”), Yellow Cake, URC, hedge funds, and junior miners, this group has purchased close to 60 million pounds U3O8 between Q1 2018 and Q3 2021 (source: UxC LLC). Most recently in August, SPUT began raising capital through its US$300 million at-the-market facility, which has subsequently been expanded to US$1.3 billion. As SPUT raises capital through this vehicle, they, in turn, buy physical uranium to add to its holdings. In the SPUT at-the-market program, it is estimated that over 6 million pounds U3O8 have been purchased to-date (source: Sprott Physical Uranium Trust), with the spot price increasing to a six-year high at $42.50/lb on September 10, 2021 (a 40% increase in 4 weeks) (source: TradeTech).

Recent Developments

Margin Loan

In April 2021, the Company announced that it had established a margin loan facility for a maximum amount of $12 million (US$10 million) (the “Facility”) from the Bank of Montreal. The amount of the unutilized portion of the Facility may not exceed US$5,000,000 before May 7, 2022 (the “Unutilized Portion”). The margin loan is subject to an interest rate of 3-month USD LIBOR plus 5.50% per annum and the unutilized portion of the Facility is subject to a standby fee of 2.50% per annum. In addition, the Company agreed to pay a one-time facility fee equal to 1.25% of the Facility.

The Facility is secured by a pledge of all the shares of Yellow Cake held by the Company. The Facility matures on the earlier of: (i) May 5, 2023; or (ii) the early payment date on which the outstanding loan amount is fully and finally paid and is subject to customary margin requirements, with margin calls being triggered in the event, among other things, that the loan-to-value ratio is at or above 50%. The Company may voluntarily repay the outstanding amount during the term of the Facility, provided that the outstanding balance of the loan shall not be less than the Unutilized Portion. The amounts that are voluntarily repaid may be reborrowed by the Company up to the maximum amount of the Facility. The bank has the option to set the early repayment date when the closing price of Yellow Cake share is equal to or less than GBP1.605. On May 7, 2021, approximately $6.3 million (US$5,175,000) of the Facility was drawn down by the Company.

Acquisition of Royalties and Royalty Option

On May 7, 2021, pursuant to an amended and restated royalty purchase agreement dated effective February 10, 2021 (the “Royalty Purchase Agreement”) with Reserve Minerals Inc. and Reserve Industries Corp., the Company acquired: (i) a 1% gross overriding royalty on an approximate 9% share of uranium production derived from an approximate 30.195% ownership interest of Orano Canada Inc. (“Orano”) on the McArthur River Project located in Saskatchewan, Canada; (ii) a 10% to 20% sliding scale net profits interest (an “NPI”) royalty on a 3.75% share of overall uranium production, drawn from Orano’s approximate 37.1% ownership interest in the Waterbury Lake / Cigar Lake Project (the “Waterbury Lake / Cigar Lake Project”) located in Saskatchewan, Canada; and (iii) an option to purchase the 20% NPI on a 7.5% share of overall uranium production from the project lands that comprise the early exploration stage Dawn Lake Project, which are adjacent to portions of the Waterbury Lake / Cigar Lake Project. For both the Waterbury Lake / Cigar Lake royalty and Dawn Lake royalty option, the royalty rate adjusts to 10% in the future upon production of 200 million pounds from the combined royalty lands of the Dawn Lake and Waterbury Lake / Cigar Lake Projects (Cameco has reported a total of 95.6 Mlbs production as at June 30, 2021 from the Cigar Lake mine).

The purchase consideration of $16.4 million was satisfied by a cash payment of $12.3 million and the issuance of 970,017 Common Shares.

$25 million Bought Deal Offering

On May 20, 2021, the Company completed a public offering by way of short form prospectus of 6,100,000 Common Shares (the “Offered Shares”) at a price of $4.10 per Offered Share (the “Offering Price”) for gross proceeds of $25,010,000. Pursuant to an underwriting agreement dated May 10, 2021, among the Company and the underwriters, the Company granted the underwriters an option, exercisable at the Offering Price for a period of 30 days following the closing of the public offering, to purchase up to an additional 15% of the number of Offered Shares sold under the public offering to cover over-allotments, if any. The underwriters did not exercise the over-allotment option and it expired on June 18, 2021.

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Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three months ended July 31, 2021

The Company intends to use the net proceeds of the public offering to fund future purchases of royalties, streams and similar interests and purchases of physical uranium, and for working capital.

Uranium Energy Corp. (“UEC”) purchased 1,000,000 Offered Shares, representing 16.39% of the number of Offered Shares, on the same terms as the public offering. UEC is a shareholder of the Company and has the ability to exercise significant influence over the Company.

At-the-market Equity Program

On August 18, 2021, the Company entered into an equity distribution agreement with a syndicate of agents led by BMO Nesbitt Burns Inc., and including BMO Capital Markets Corp., H.C. Wainwright & Co. LLC, Canaccord Genuity Corp., Canaccord Genuity LLC, Paradigm Capital Inc., TD Securities Inc. and TD Securities (USA) LLC (collectively, the “Agents”), for an at-the-market equity program (the “ATM Program”).

The Distribution Agreement will allow the Company to distribute up to US$40 million (or the equivalent in Canadian dollars) of common shares of the Company (the “ATM Shares”) under the ATM Program. The ATM Shares will be issued by the Company to the public from time to time, through the Agents, at the Company’s discretion. The ATM Shares sold under the ATM Program, if any, will be sold at the prevailing market price at the time of sale. Unless earlier terminated by the Company or the Agents as permitted therein, the Distribution Agreement will terminate upon the earlier of (a) the date that the aggregate gross sales proceeds of the ATM Shares sold under the ATM Program reaches the aggregate amount of US$40 million (or the equivalent in Canadian dollars); or (b) September 1, 2022.

No common shares have been distributed by the Company under the ATM Program to date.

Physical Uranium

On September 9, 2021, the Company entered into an agreement to purchase 100,000 pounds of physical uranium at a price of US$33.35 per pound. The physical uranium will be delivered on September 30, 2021. As at the date hereof, including the commitment to purchase 100,000 pounds of physical uranium with an expected delivery date on September 30, 2021, the Company has purchased or committed to purchase a total of 448,068 pounds of physical uranium at an average price of US$29.76.

Properties Underlying Company Interests

The following is a description of selected recent developments respecting the properties in which the Company holds royalties during the three months ended July 31, 2021.

●	Langer Heinrich – In a release dated June 30, 2020, Paladin Energy Ltd. (“Paladin”) announced the result of the Langer Heinrich Restart Plan, which refined the results of the previous 2019 Prefeasibility Report (“PFS”). The release states that the Langer Heinrich Mine could be brought back into production for US$81 million of pre-production cash expenditure with a 12-month ramp-up to nameplate production capacity due to the utilization of stockpile material in the first year. The Paladin announcement also stated a C1 Cost of Production of US$27 per pound and a 17-year mine life with peak production of 5.9 million pounds of U3O8 for seven years. The Life of Mine Plan disclosed by Paladin in the announcement outlined three distinct operational phases: Ramp-Up (Year 1), Mining (Years 2 to 8) and Stockpile (Years 9 to 17). The announcement also restated the mineral resources associated with the project, explicitly including the run-of-mine stockpiles in the resources. The underlying in-situ mineral resource as announced by Paladin on October 14, 2019, remained unchanged, as are the tonnes and grade stated for run-of-mine stockpiles in the same announcement. Paladin also indicated that the company will only consider a restart when it secures an appropriate term-price contract with sufficient tenor and value to deliver an appropriate return to all stakeholders. In Paladin’s annual report for the year ended June 30, 2021, Paladin stated that the company continued to progress the critical-path elements of its restart planning at Langer Heinrich, including:

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Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three months ended July 31, 2021

●	optimisation of pit design, tailings management and mining schedules.
●	high level project delivery schedule development.
●	appointment of key contractors.

●	Lance – In a news release dated August 11, 2020, Peninsula Energy Ltd. (“Peninsula”) announced that a second low-pH field demonstration had been initiated, as well as additional positive laboratory testing on the use of oxidant additives and improved ion exchange resins. License amendments were being prepared for use of the oxidants and for the use of the existing ponds for solids management with future production operations. In a news release dated February 26, 2021, it announced that three full-scale in-situ recovery test patterns were operating in a previously unmined area of Mine Unit 1. All three patterns are stated as operating at planned flow rates of 75 gallons per minute. One pattern has successfully reached the designed pH of 2.0, but the other two patterns are taking longer than expected to reach the target pH level, having reached a pH of 4.0. The units had not shown significant issues with fine solids generation in the production stream. Peninsula indicated it would continue to run the field demonstration, with an expected test timeline of 18 to 24 months. Peninsula further announced in a news release dated May 17, 2021 that the company continued refinements to the low-Ph field demonstration testing and were now seeing the results of changes instituted in April 2021, including adjustments to the well pattern and oxygenation. In a news release dated April 13, 2021, Peninsula announced activation of the pilot ion exchange circuit, though uranium grades were not sufficiently high yet to allow significant uranium recovery. While the Company’s royalty interests do not include the Ross permit area in which the testing is taking place, the studies impact the mining approach of the overall Lance project.

●	Dewey-Burdock – In a news release dated August 11, 2020, Azarga Uranium Corp. (“Azarga”) announced that it had secured the required capital necessary to fund the financial assurance bonds for the Class III and Class V Underground Injection Control permits for the Dewey-Burdock project. The financial assurance bonds were required before the Environmental Protection Agency could issue its final permits for the project. In a news release dated December 24, 2020, Azarga announced a restated Preliminary Economic Assessment (“PEA”) for the Dewey-Burdock project. The report is titled “NI 43-101 Technical Report, Preliminary Economic Assessment, Dewey-Burdock Uranium ISR Project, South Dakota, USA” with an effective date of December 3, 2019, a copy of which is available under Azarga’s profile on SEDAR. The restated PEA removed the resources identified as potentially exploitable as an underground mine operation, but all remaining material assumptions from the PEA report effective December 3, 2019, remained the same, as the removed resources had not been utilized in the economic evaluation. On November 25, 2020, Azarga announced that the United States Environmental Protection Agency had issued the final permits for Azarga’s Class III and Class V Underground Injection Control activities. These permits represent the final key federal agency approval and the second of three major regulatory agency approvals required for the Dewey-Burdock project. The third and remaining major regulatory agency approval is required by the South Dakota Department of Environment and Natural Resources, whose staff have previously recommended the approval of the state permits. On December 31, 2020, Azarga announced the close of a bought deal offering for gross proceeds of $6 million, with proceeds to be used to fund exploration and development expenditures, including at the Dewey-Burdock project, to repay outstanding loans, and for general working capital and corporate purposes.

●	Cigar Lake – In December 2020, Cameco announced that it had suspended operations at Cigar Lake due to impacts from COVID-19 on the operations workforce and stakeholder communities. Cameco announced on May 7, 2021, that production at the Cigar Lake mine had resumed, with the first shipment of ore sent to the McClean Lake mill at the end of April. See “COVID-19 Pandemic”.

In Cameco’s management’s discussion and analysis for the three months ended March 31, 2021, Cameco indicated that the hearing for Cameco’s application to renew the Canadian Nuclear Safety Commission licence for Cigar Lake mine for a further 10 years took place on April 28 to 29, 2021. In Cameco’s management’s discussion and analysis for the three and six months ended June 30, 2021, it disclosed that it was granted a renewal of such licence, which is valid until June 30, 2031.

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Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three months ended July 31, 2021

Cameco announced on July 1, 2021, that the Cigar Lake site was evacuating all non-essential personnel due to an uncontrolled wildfire nearby. They further announced on July 2, 2021 that the fire had passed by without serious impact to the site facilities and on July 4, 2021, announced that personnel were returning to the site with regular operations of the site set to resume over the following days.

In Cameco’s management’s discussion and analysis for the three and six months ended June 30, 2021, it disclosed that: (i) a total of 2.6 Mlbs of packaged production from Cigar Lake in the six months ended June 30, 2021; and (ii) the Cigar Lake operation was expected to produce up to 12.0 million packaged pounds in 2021. As a profit-based NPI interest, this royalty is calculated based upon generated revenue, with deductions for certain expenses and costs, which include cumulative expense accounts, including development costs. As such and given the significant amount of expenditures made in developing the existing operations at the Cigar Lake mine, the Cigar Laker royalty will only generate revenue to the Company after these significant cumulative expenses are exhausted.

COVID-19 Pandemic

The Company continues to closely monitor the ongoing COVID-19 pandemic. While governments have commenced vaccination programs, the COVID-19 pandemic continues to result in widespread global infections and fatalities, market volatility and impacts on global economic activity. In the last fiscal year, numerous governments implemented measures, such as travel bans, quarantines, business closures, shelter-in-place and other restrictions, including restrictions that impact mineral exploration and development and mining activities in many jurisdictions. Despite reductions in such measures and the current vaccination programs instituted by many governments, there remains significant ongoing uncertainty surrounding COVID-19 and the extent and duration of the impacts that it may have on demand and prices for uranium, on the operations of the projects underlying the Company’s interests, on the Company’s employees and on global financial markets.

The Company cannot currently predict whether the recent emergence of new strains or continued infections or fatalities may cause governments to re-impose some or all prior or new restrictive measures, including business closures. Continuing effects of the pandemic, including variants of the virus, could result in negative economic effects and significant negative impacts on uranium demand and pricing, which could have a material adverse impact on the Company’s results of operations and financial condition.

Given the nature of the Company’s operations, the pandemic has had relatively little direct impact on the Company’s day-to-day operations. However, restrictions and measures instituted by various governments around the world have significantly reduced the ability of the Company’s personnel and advisors to travel and visit projects in connection with the review of potential acquisitions.

Pursuant to the Royalty Purchase Agreement, the Company acquired a royalty interest on the Waterbury Lake / Cigar Lake Project. Production at the Cigar Lake mine was temporarily suspended by Cameco twice in 2020 due to precautionary measures taken with the increasing risks posed by the COVID-19 pandemic. An initial suspension was announced in March 2020 with the operations moving to care and maintenance in April. In September 2020, the Cigar Lake mine was safely restarted. Cameco announced in December 2020 that production at the Cigar Lake mine was temporarily suspended again as a precautionary measure with a negative trend in the pandemic in Saskatchewan which created increased uncertainty for the continuous operation of the mine due to access to qualified operational personnel. As a result of the suspensions in production, Cameco has also stated it had experienced delays and deferrals in project work, including lower capital expenditures, which introduces potential risk to the production rate in 2022. Between May 13 and May 18, 2021, Cameco made a series of announcements of positive COVID tests at the Cigar Lake operation, citing that a total of five workers had tested positive at the site. Site-wide testing was announced on May 24, identifying a total of nine individuals that tested positive out of 294 tests. On May 28, 2021, Cameco announced that a vaccination program had been initiated at site, and that a further three positive tests had been returned during routine testing. Cameco did not announce any impact to production at the site as a result of the outbreak, indicating that the site continued to operate safely. In its management’s discussion and analysis for the three and six months ended June 30, 2021, Cameco stated that the potential for post pandemic impacts on construction materials, equipment and labour remains uncertain and could further exacerbate production risk in future years.

9

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three months ended July 31, 2021

To date, other than as disclosed herein, most of the operators of the projects underlying the Company’s interests have not disclosed any material impact from the COVID-19 pandemic on the projects underlying such interests. However, many of such operators have disclosed cost-cutting measures and operational changes to protect employees, with many operators enacting remote working protocols.

Asset Portfolio

Royalties

The table below sets out the Company’s principal uranium royalty interests as at the date hereof:

Project	Operator	Location	District	Type of Royalty
Royalties
McArthur River(1)	Cameco	SK, Canada	Athabasca Basin	1% Gross Overriding Royalty
Cigar Lake / Waterbury Lake(1)	Cameco	SK, Canada	Athabasca Basin	10% to 20% sliding scale Net Profits Interest
Roughrider	Rio Tinto plc (“Rio Tinto”)	SK, Canada	Athabasca Basin	1.9701% Net Smelter Returns
Langer Heinrich	Langer Heinrich Uranium (Pty) Ltd.	Namibia, Africa	Central Namib Desert	A$0.12 per kg U3O8 Production Royalty
Michelin	Paladin	NFLD, Canada	Central Mineral Belt of Labrador	2.0% Gross Revenues Royalty
Reno Creek(1)	UEC	WY, USA	Powder River Basin	0.5% Net Profits Interest
Church Rock	Laramide Resources Ltd.	NM, USA	Grants Mineral Belt	4.0% Net Smelter Returns
Dewey-Burdock(1)	Azarga	SD, USA	Black Hills Uplift	30% Net Proceeds
Lance(1)	Peninsula	WY, USA	Powder River Basin	4.0% Gross Revenues Royalty
Roca Honda(1)	Energy Fuels Inc.	NM, USA	Grants Mineral Belt	4.0% Gross Revenues Royalty
Anderson	UEC	AZ, USA	Date Creek Basin	1.0% Net Smelter Returns
Slick Rock	UEC	CO, USA	Uravan Mineral Belt, Paradox Basin	1.0% Net Smelter Returns
Workman Creek	UEC	AZ, USA	Sierra Ancha / Apache Basin	1.0% Net Smelter Returns
Russell Lake and Russell Lake South	Rio Tinto	SK, Canada	Athabasca Basin	1.9701% Net Smelter Returns
Royalty Option
Dawn Lake(1)(2)	Cameco	SK, Canada	Athabasca Basin	10% to 20% sliding scale Net Profits Interest
Diabase(3)	UEC	SK, Canada	Athabasca Basin	3.0% Gross Revenues Royalty

Notes:

(1)	The royalty does not apply to the entirety of the project.
(2)	The Company holds an option to purchase the royalty on a portion of overall uranium production from the project lands. The royalty rate adjusts to 10% in the future upon production of 200 million pounds from the combined royalty lands of the Dawn Lake and Waterbury Lake / Cigar Lake projects.
(3)	The Company holds an option to acquire the Diabase royalty, which is exercisable by the Company until February 7, 2022, for an exercise price of $1,750,000.

10

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three months ended July 31, 2021

Strategic Investment in Yellow Cake plc

Since 2018, URC has been a shareholder of Yellow Cake, a company listed on the Alternative Investment Market of the London Stock Exchange that purchases and holds physical uranium. The Company holds approximately 7.0 million ordinary shares of Yellow Cake, representing approximately 4.6% of the outstanding shares of Yellow Cake as of the date hereof. The long-term strategic relationship between the Company and Yellow Cake includes, among other things:

●	Option to Purchase U3O8: Yellow Cake granted URC an option to acquire between US$2.5 million and US$10 million of U3O8 per year between January 1, 2019, and January 1, 2028, up to a maximum aggregate amount of US$31.25 million worth of U3O8. If URC exercises this option, Yellow Cake will, in turn, exercise its rights under its agreement with JSC National Atomic Company (“Kazatomprom”) to acquire the relevant quantity of U3O8 from Kazatomprom and sell such quantity of U3O8 to the Company at a price which is consistent with Yellow Cake’s agreement with Kazatomprom. During the year ended April 30, 2021, the Company exercised its option to acquire 348,068 pounds of U3O8 from Yellow Cake. See “Recent Developments”.

●	Future Royalty and Streaming Opportunities: Yellow Cake has agreed to inform URC of any opportunities for royalties, streams or similar interests identified by Yellow Cake with respect to uranium and URC has an irrevocable option to elect to acquire up to 50% of any such opportunity alongside Yellow Cake, in which case the parties shall work together in good faith to pursue any such opportunities jointly.

●	Physical Uranium Opportunities: URC has agreed to inform Yellow Cake of potential opportunities that it identifies in relation to the purchase and taking delivery of physical U3O8 by URC. If such opportunities are identified, the parties will work together in good faith to negotiate, finalize and agree upon the terms of a strategic framework that is mutually agreeable from a commercial standpoint for both parties (including as to form and consideration) and a potential participation by Yellow Cake with URC in such opportunities.

Furthermore, URC and Yellow Cake have agreed to, so far as it is commercially reasonable to do so, cooperate to identify potential opportunities to work together on other uranium related joint participation endeavors. On August 27, 2021, Yellow Cake disclosed that it has signed the agreement with Kazatomprom to purchase a further 2.0 million pounds of U3O8 and its total holdings of U3O8 will increase to 15.86 million pounds once this transaction has completed (Source: Yellow Cake plc).

Overall Performance

For the three months ended July 31, 2021, the Company incurred a net loss of $1,062,865, compared to a net loss of $382,264 for the same period in the previous fiscal year. As at July 31, 2021, the Company had working capital of $72,980,705.

Trends, events and uncertainties that are reasonably likely to have an effect on the business of the Company include developments in the global and American uranium markets, as well as general uranium market conditions, and the ongoing effects of the COVID-19 pandemic on owners and operators of the properties underlying the Company’s interests, as discussed elsewhere in this MD&A.

Discussion of Operations

Three months ended July 31, 2021, compared to three months ended July 31, 2020

During the three months ended July 31, 2021, the Company completed the public offering of 6,100,000 Common Shares for gross proceeds of $25,010,000 and received approximately $6.3 million (US$5,175,000 from the Facility. The Company paid approximately $12.3 million in cash and issued 970,017 Common Share upon closing of the acquisition of McArthur River royalty, Cigar Lake royalty and Dawn Lake royalty option.

The Company’s net loss was $1,062,865 in the three months ended July 31, 2021, compared to a net loss of $382,264 in the same period in the previous fiscal year. The increase of net loss in the three months ended July 31, 2021 compared to the same period in the previous fiscal year is primarily attributed to an increase in general and administrative, management and directors’ fees, professional fees and share-based compensation. In addition, the Company incurred interest expense in the three months ended July 31, 2021 as a result of a drawdown from the Facility in May 2021. The increase in net loss is partially offset by the recognition of a deferred income tax recovery.

11

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three months ended July 31, 2021

In the three months ended July 31, 2021, the Company incurred general and administrative expenses of $423,741, compared to $70,429 in the same period in the previous fiscal year. The increase was primarily attributable to an increase in regulatory and transfer agent fees from $7,597 to $134,894, insurance fee from $18,135 to $119,911, marketing expenses from $7,321 to $66,038 and salaries from $18,753 to $57,725. Regulatory fees in the three months ended July 31, 2021 mainly represent fees paid to NASDAQ, expenses associated with the filing of the short form base shelf prospectus, and participation fees paid for the filing of the April 30, 2021 year end financial statements and AIF. The increase in insurance expense is mainly related to the additional premium paid for the directors’ and officers’ insurance policy as a result of the NASDAQ listing in April 2021. The increase in salaries was related to the payment of a discretionary bonus and the addition of staff resources during the quarter.

The Company incurred management and directors’ fees of $143,437 for the three months ended July 31, 2021, compared to $78,793 for the same period in the previous fiscal year. During the three months ended July 31, 2020, the Company implemented a temporary reduction in management and directors’ fees in response to the significant financial market uncertainty resulting from the COVID-19 pandemic. The temporary fees reduction was lifted on November 1, 2020. In addition, the Company paid a discretionary bonus to its management during the three months ended July 31, 2021. Accordingly, management and directors’ fees were higher in the quarter ended July 31, 2021 when compared to the same period in the previous fiscal year.

In the three months ended July 31, 2021, the Company incurred professional fees of $249,127, consisting primarily of audit fees and legal fees associated with the filing of the short form base shelf prospectus and the implementation of the ATM Program, legal fees for corporate matters, and audit fees for the fiscal 2021 audit, compared to $62,857 in the same period in the previous fiscal year. The increase was primarily the result of the higher level of financing and corporate activity in the current period.

In the three months ended July 31, 2021, the Company recognized share-based compensation expense of $525,031, representing the fair value of share options issued by the Company to the management, directors, employees and consultants of the Company. No share options were granted by the Company prior to May 31, 2021.

The Company incurred interest expense of $142,022 on the Facility, and recognized a foreign exchange loss of $105,775, compared to $108,335 for the same period in the previous fiscal year, primarily as a result of the exchange difference on the translation of the guaranteed investment certificates denominated in U.S. dollars

During the three months ended July 31, 2021, the Company recorded an unrealized gain on revaluation of short-term investments of $4,104,196 from the increase in the fair value of the ordinary shares of Yellow Cake and a foreign currency translation gain of $190,596, offset by deferred income tax expense of $554,066 in other comprehensive income. Short-term investments are measured at fair value with references to closing foreign exchange rates and the quoted share price in the market. In the three months ended July 31, 2020, the Company recorded an unrealized loss on revaluation of short-term investments of $162,672 and a foreign currency translation loss of $540,412, offset by deferred income tax recovery of $21,947.

12

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three months ended July 31, 2021

Summary of Quarterly Results

The following table sets forth selected quarterly financial results of the Company for each of the periods indicated.

	Revenues	Net income (loss)	Net income (loss) per share, basic and diluted	Dividends
	($)	($)	($)	($)
October 31, 2019	-	(1,112,803)	(0.03)	-
January 31, 2020	-	(1,130,918)	(0.02)	-
April 30, 2020	-	144,350	0.00	-
July 31, 2020	-	(382,264)	(0.01)	-
October 31, 2020	-	(640,136)	(0.01)	-
January 31, 2021	-	(4,837)	(0.00)	-
April 30, 2021	-	(349,284)	(0.00)	-
July 31, 2021	-	(1,062,865)	(0.01)	-

Changes in net income (loss) from quarter to quarter are affected primarily by interest expenses on the Facility and historic credit facilities, professional fees and regulatory fees incurred in connection with listing of the Company on the NASDAQ in April 2021 and the TSX-V in December 2019, and corporate activities conducted during the respective periods.

Liquidity and Capital Resources

	As at July 31, 2021 ($)	As at April 30, 2021 ($)
Cash and cash equivalents	25,711,155	7,214,482
Working capital	72,980,705	50,099,267
Total assets	115,695,744	76,183,319
Total current liabilities	557,664	506,944
Accounts payable and accrued liabilities	557,664	506,944
Total non-current liabilities	6,344,821	40,000
Shareholders’ equity	108,793,259	75,636,375

As at July 31, 2021, the Company had cash and cash equivalents of $25,711,155 compared to $7,214,482 at April 30, 2021. The increase in cash and cash equivalents was primarily due to net proceeds received from the public offering of $23.4 million, the proceeds on exercise of warrants of $2.2 million, and $6.1 million in cash received from the Facility, offset by a cash payment of $12.2 million for the acquisition of royalties and a royalty option. The Company had accounts payable and accrued liabilities of $557,664 at July 31, 2021, compared to $506,944 at April 30, 2021. The change in the accounts payable and accrued liabilities balance was primarily due to the timing of payments. As at July 31, 2021, the Company had working capital of $72,980,705, compared to $50,099,267 as at April 30, 2021.

The Company has not generated any revenue from operations and the only sources of financing to date have been the prior issuance by way of private placements of Common Shares and special warrants, the initial public offering in December 2019, cash receipts from the repayment of a promissory note in a prior year, historic credit facilities in an aggregate of US$28.5 million, the Facility of US$10 million granted on May 7, 2021, and proceeds received from the public offering in May 2021. The Company’s ability to meet its obligations and finance acquisition activities depends on its ability to generate cash flow from selling its inventories and/or through the issuance of securities of the Company pursuant to equity financings and short-term or long-term loans. The Company had approximately $6.3 million (US$5,175,000) payable under the Facility and no material commitments as at July 31, 2021. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private or public offerings. The Company’s growth and success is dependent on external sources of financing which may not be available on acceptable terms, or at all.

13

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three months ended July 31, 2021

The Company believes that its financial resources will be adequate to cover anticipated expenditures for general and administrative costs and capital expenditures for at least twelve months following the date hereof. The Company’s current financial resources are also available to fund acquisitions of additional interests. The Company’s long-term capital requirements are primarily affected by its ongoing acquisition activities. The Company currently has, and generally at any time, may have acquisition opportunities in various stages of active review. In the event of one or more substantial royalty or other acquisitions, the Company may seek additional debt or equity financing as necessary.

Contractual Obligations

The following table summarizes the Company’s contractual obligations, including payments due for each of the next five years and thereafter:

	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Government Loan Payable	$40,000	-	$40,000	-	-
Margin Loan Payable	$6,304,821	-	$6,304,821	-	-
Office Lease	$22,000	$22,000	-	-	-
Total	$6,366,821	$22,000	$6,344,821	-	-

Cash Flows

Operating Activities

Net cash used in operating activities during the three months ended July 31, 2021 was $915,675 compared to $245,252 for the same period in the previous fiscal year. Significant operating expenditures during the year included the consulting fees, general and administrative expenses, management and directors’ fees and professional fees. The increase of net cash used in operating activities is primarily due to increased corporate activity, higher regulatory fees, insurance expenses, management and directors’ fees and professional fees.

Investing Activities

Net cash used in investing activities during the three months ended July 31, 2021 was $12,162,851 compared to $147,599 for the same period in the previous fiscal year. In May 2021, the Company made the $12.1 million payment in connection with the acquisitions of royalty and option interests in Cigar Lake, McArthur River and Dawn Lake projects.

Financing Activities

Net cash generated from financing activities during the three months ended July 31, 2021 was $31,625,895. On May 20, 2021, the Company completed a public offering by way of short form prospectus of 6,100,000 Common Shares for net proceeds of $23.4 million. On May 7, 2021, the Company received net proceeds of $6.1 million from the Facility. During the three months ended July 31, 2021, the Company received $2.2 million from the exercise of warrants. There were no financing activities during the three months ended July 31, 2020.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

14

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three months ended July 31, 2021

Transactions with Related Parties

Related Party Transactions

During the three months ended July 31, 2021, the Company incurred $2,619 in general and administrative expenses related to website hosting and maintenance services provided by Blender Media Inc., a vendor that is controlled by a family member of the Company’s Chairman, compared to $1,140 for the same period in the previous fiscal year. The vendor is a provider of such services to similarly situated public companies and such products and services are based on market prices.

Related party transactions are based on the amounts agreed to by the parties. During the three months ended July 31, 2021 and 2020, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as described herein.

Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity. The remuneration of directors and key management, for the three months ended July 31, 2021 and 2020, comprised of:

	For the three months ended July 31, 2021	For the three months ended July 31, 2021
	($)	($)
Management salaries	98,437	48,043
Directors’ fees	45,000	30,750
Share-based compensation	223,835	-
Total	367,272	78,793

Critical Accounting Estimates and Judgments

The preparation of condensed interim consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed interim consolidated financial statements and the reported amount of revenues and expenses during the reporting period. The estimates and associated assumptions are based on historical circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates. Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgment or assessments.

Information about significant sources of estimation uncertainty and judgments made by management that have a significant risk of resulting in a material adjustment are as follows:

●	The Company estimates the attributable Reserves and Resources relating to the mineral properties underlying the royalties that are held by the Company. Reserves and Resources are estimates of the amount of minerals that can be economically and legally extracted from the mining properties at which the Company has royalty interests, adjusted where applicable to reflect the Company’s percentage entitlement to minerals produced from such mines. The public disclosures of Reserves and Resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. The estimates of Reserves and Resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the Reserve or Resource estimates may impact the carrying value of the Company’s royalty interests.

15

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three months ended July 31, 2021

●	The Company’s business is the acquisition of royalties. Each royalty has its own unique terms and judgement is required to assess the appropriate accounting treatment. The determination of whether an acquisition should be accounted for as a royalty or a financial instrument requires the consideration of factors such as the terms of the agreement and the applicability of the own use exemption under IFRS 9 Financial Instruments. The assessment of whether an acquisition meets the definition of a business or whether assets are acquired is another area of key judgement. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition date fair value. The excess, if any, of the fair value of the consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of a royalty generally require a high degree of judgement, and include estimates of mineral reserves and resources acquired, future metal prices, discount rates and conversion of reserves and resources. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

●	The assessment of impairment of royalty and other interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test as well as in the assessment of fair values. When assessing whether there are indicators of impairment, management uses its judgment in evaluating the indicators such as significant changes in future commodity prices, discount rates, foreign exchange rates, taxes, operator reserve and resource estimates or other relevant information received from the operators that indicates production from royalty interests will not likely occur or may be significantly reduced in the future. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per unit of mineral reserve/resource; (ii) cash-flow multiples; (iii) comparable transactions and (iv) market capitalization of comparable companies. Changes in any of the estimates used in determining the fair value of the royalty and other interests could impact the impairment analysis.

Changes in, and Initial Adoption of, Accounting Policies

The Company has determined there are no IFRS standards that are issued but not yet effective that could materially impact the Company’s financial statements for the three months ended July 31, 2021.

Financial Instruments and Risk Management

At July 31, 2021, the Company’s financial assets include cash and cash equivalents, restricted cash and short-term investments. The Company’s financial liabilities include accounts payable and accrued liabilities, government loan payable and margin loan payable. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company’s cash and cash equivalents, restricted cash, accounts payable and accrued liabilities and government loan payable approximate fair value due to their short terms to settlement. The Company’s margin loan payable is measured at amortized cost and classified as level 2 within the fair value hierarchy. The carrying value of the margin loan approximates its fair value as the impact of credit and market rate risks are included in the measurement of carrying amounts. The Company’s short-term investment is measured at fair value on a recurring basis and classified as level 1 within the fair value hierarchy. The fair value of short-term investments is determined by obtaining the quoted market price of the short-term investment and multiplying it by foreign exchange rate, if applicable, and the quantity of shares held by the Company.

16

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three months ended July 31, 2021

Financial risk management objectives and policies

The financial risk arising from the Company’s operations are credit risk, liquidity risk, commodity price risk, interest rate risk, currency risk and other price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third-party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company’s bank balances and guaranteed investment certificates. The Company mitigates credit risk associated with its bank balance and guaranteed investment certificates by holding cash and cash equivalents and restricted cash with large, reputable financial institutions.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The Company believes that, taking into account its current cash reserves, it has sufficient working capital for its present obligations for at least the next twelve months commencing from July 31, 2021. The Company’s working capital as at July 31, 2021 was $72,980,705. The Company’s accounts payable and accrued liabilities are expected to be realized or settled, respectively, within a one-year period.

Commodity price risk

The Company’s future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand.

Interest rate risk

The Company’s exposure to interest rate risk arises from the impact of interest rates on its cash, guaranteed investment certificates and margin loan payable, which bear interest at fixed or variable rates. The interest rate risks on the Company’s cash and cash equivalents and restricted cash balances are minimal. The Company’s margin loan bears a floating interest rate and an increase (decrease) of 10 basis point in 3-month USD LIBOR would not have a significant impact on the net loss for the three months ended July 31, 2021.

Currency risk

Financial instruments that impact the Company’s net loss or other comprehensive income due to currency fluctuations include short-term investments denominated in UK pounds sterling, cash and cash equivalents and restricted cash denominated in U.S. dollars and margin loan payable denominated in U.S. dollars. The impact of a Canadian dollar change against UK pounds sterling on short-term investments by 10% at July 31, 2021 would have an impact, net of tax, of approximately $2,954,000 on other comprehensive income. The impact of a Canadian dollar change against U.S. dollars on cash and cash equivalents and restricted cash by 10% would not have a significant impact to the net loss for the three months ended July 31, 2021. The impact of a Canadian dollar change against the U.S. dollars on the margin loan by 10% would have an impact of approximately $545,000 on net loss for the three months ended July 31, 2021.

17

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three months ended July 31, 2021

Other price risk

The Company is exposed to equity price risk as a result of holding investments in other mining companies. The Company does not actively trade these investments. The equity prices of these investments are impacted by various underlying factors including commodity prices. Based on the Company’s short-term investments held as at July 31, 2021, a 10% change in the equity prices of these investments would have an impact, net of tax, of approximately $2,954,000 on other comprehensive income.

Outstanding Share Data

As at the date hereof, the Company has 83,242,611 Common Shares outstanding. In addition, common share purchase warrants and options of the Company outstanding as of the date hereof are summarized below.

Common Share Purchase Warrants

The outstanding common share purchase warrants as at the date of this MD&A are as follows:

Expiry Date	Exercise Price ($)	Number Outstanding
December 6, 2024(1)	1.40	205,883
December 6, 2024(2)	2.00	23,391,891
		23,597,774

Notes:

(1)	Unlisted warrants.
(2)	Listed Warrants.

Share Options

The outstanding share options as at the date of this MD&A are as follows:

Expiry Date	Exercise Price ($)	Number Outstanding
May 31, 2026	3.49	787,500
May 31, 2026	4.10	50,000
		837,500

Each option entitles the holder thereof to purchase one Common Share.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the “CEO”) and the Chief Financial Officer (the “CFO”) of the Company are responsible for establishing and maintaining the Company’s disclosure controls and procedures (“DCP”). The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company’s management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

18

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the three months ended July 31, 2021

The CEO and CFO have evaluated whether there were changes to the DCP during the three months ended July 31, 2021 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

Internal Control over Financial Reporting

The Company’s management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The Company’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The CEO and CFO have evaluated whether there were changes to the ICFR during the three months ended July 31, 2021 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

Risk Factors

A comprehensive discussion of risk factors is included in the AIF and other filings with the Canadian Regulatory Authorities available on SEDAR at www.sedar.com

Additional Information

Additional information concerning the Company, including the Company’s AIF, is available under the Company’s profile at www.sedar.com.

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